UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-14905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Homes, Inc. 401(k) Retirement Plan

5000 Clayton Road

Maryville, TN 37804

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

CLAYTON HOMES, INC.

401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2017 and 2016

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Plan Participants of the

Clayton Homes, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Clayton Homes, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at year end as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2018.

Knoxville, Tennessee

June 18, 2018

2.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value	$568,523,273	$444,010,097

Receivables
Notes receivable from participants	26,808,495	22,922,452

Net assets available for benefits	$595,331,768	$466,932,549

See accompanying notes to financial statements.

3.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2017

2017
Additions
Investment income
Net appreciation in value of investments	$ 64,466,295
Interest and dividends	26,198,751

90,665,046

Interest income on notes receivable from participants	1,080,961

Contributions
Employer	21,206,419
Participants	37,998,960
Rollovers	9,697,314

68,902,693

Total additions	160,648,700

Deductions
Benefits paid to participants	(31,871,713)
Administrative expenses	(377,768)

Total deductions	(32,249,481)

Net increase	128,399,219

Net assets available for benefits
Beginning of year	466,932,549

End of year	$595,331,768

See accompanying notes to financial statements.

4.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Clayton Homes, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all full-time employees of Clayton Homes, Inc. and its subsidiaries (collectively the “Company” or the “Employer”) who have reached the age of eighteen years and provided 90 days of service. Employees may enter the Plan immediately following eligibility. Employees who have reached the age of eighteen years and provided one year of service are eligible to receive the Company matching contributions at the beginning of the quarter following one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: If a participant elects to contribute to the Plan, they may contribute from 1% up to 75% of their eligible wages. Participants who fail to make an affirmative election are automatically enrolled at a 2% deferral rate upon becoming eligible to participate in the Plan, increasing by 1% each year, up to 6%, and they may elect to change or discontinue deferrals at any time. Participants may elect to contribute up to a maximum of $18,000 per participant for 2017 and 2016, plus an additional $6,000 for participants age 50 or older for 2017 and 2016. The maximum contribution amount is adjusted annually for inflation, as announced by the United States Secretary of the Treasury. Participants’ contributions to the Plan are made by means of payroll deductions during each regular payroll period. Participants direct investments of their contributions into various investment options offered by the Plan. Employees may also choose to end their participation in the Plan at any time. In 2016, the Plan adopted an amendment that allows participants to make contributions in the form of Roth deferrals, as defined in the amendment. This amendment was effective beginning January 1, 2017.

As of January 1, 2006, the Company elected to become a Safe Harbor Plan. To qualify a 401(k) plan as a Safe Harbor Plan, an employer must make matching contributions equal to at least 3% of each eligible employee’s compensation. The Company contributed a 4% match during 2017 and 2016. Under a Safe Harbor Plan, Safe Harbor 401(k) matching contributions are immediately 100% vested.

Rollover contributions from other qualified plans and individual retirement accounts are allowed by the Plan.

Participant Accounts: During the Plan year, participants’ accounts are increased by the participants’ elective deferrals, the Employer’s contributions, and any investment earnings and increases in the fair value of the fund during the year. Participants’ accounts are reduced by any payments made from such accounts and their respective proportionate shares of any decreases in the fair market value of the funds. Allocations are based on participants’ earnings or account balances, as defined by the Plan document. The benefit to which participants are entitled is the benefit that can be provided from the participants’ vested accounts.

Vesting: Participants are 100% vested in their voluntary contribution account and their Safe Harbor employer contribution account.

Payment of Benefits: Benefit distributions equal to participants’ vested account balances are payable to participants or their beneficiaries upon the earlier of retirement (age 59 1/2) or upon their death, disability or termination of employment. The method of distribution shall be determined by the Plan Administrator in accordance with the provisions of the Plan.

Administrative and Investment Management Expenses: Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Plan recordkeeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees are charged to the Plan as a reduction

5.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 1 - DESCRIPTION OF PLAN (Continued)

of investment return and included in the investment income (loss) reported by the Plan.

Notes Receivable from Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at fixed rates that are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties: The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

6.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments.

Mutual funds and common stock: The fair values of mutual fund and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value collective trust fund: The fair values of participation units in the stable value collective trust are based upon the net asset values per unit as reported by the fund manager. The fund invests 100% in Wells Fargo Stable Return Fund F which is invested 100% in Wells Fargo Stable Value Fund G. The fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Wells Fargo Stable Return Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. Units of the fund are issued and redeemed at the latest net asset value which is determined daily. There are no advance notification requirements for this fund.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2017, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Berkshire Hathaway Class B common stock	$ 31,456,911	$ 31,456,911	-	-
Mutual funds	498,355,255	498,355,255	-	-
Collective trusts*	38,711,107	-	-	-

Total	$ 568,523,273	$529,812,166	-	-

7.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements
at December 31, 2016, Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Berkshire Hathaway Class B Common stock	$ 25,029,599	$ 25,029,599	-	-
Mutual funds	378,809,849	378,809,849	-	-
Collective trusts*	40,170,649	-	-	-

Total	$ 444,010,097	$ 403,839,448	-	-

*Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Notes receivable from participants are $26,808,495 and $22,922,452 as of December 31, 2017 and 2016, respectively.

Payment of Benefits: Benefits are recorded when paid.

Events Occurring After Reporting Date: Plan management has evaluated events and transactions that occurred between December 31, 2017 and the issuance of the report for possible recognition or disclosure in the financial statements.

NOTE 3 – TAX STATUS OF PLAN

The Plan obtained a favorable determination letter on February 13, 2017, in which the Internal Revenue Service (“IRS”) state that the Plan was in compliance with the applicable requirement of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.

8.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

NOTE 3 – TAX STATUS OF PLAN (Continued)

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the related provisions of ERISA.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds mutual funds managed by Fidelity Investments which qualify as party-in-interest investments. The Plan also holds notes receivable from participants that qualify as party-in-interest transactions. The Plan’s payments of administrative fees to Fidelity Investments of $377,768 in 2017 and payments of investment management fees also qualify as party-in-interest transactions.

The Plan also holds 158,697 shares and 153,575 shares at December 31, 2017 and 2016, respectively, of Berkshire Hathaway Class B Common Stock valued at $31,456,911 and $25,029,599 at December 31, 2017 and 2016, respectively. Realized gains and losses related to these shares of $939,335 at December 31, 2017 qualify as party-in-interest transactions. Berkshire Hathaway Inc. owns 100% of the Plan sponsor.

9.

SUPPLEMENTAL SCHEDULE

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2017

Name of plan sponsor: Clayton Homes, Inc.

Employer Identification Number: 62-1671360

Plan Number: 002

a)	b) Identity of Issuer, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	d) Cost	e) Current Value

*	Berkshire Hathaway	Common Stock - Class B	**	$ 31,456,911
*	Fidelity Investments	Fidelity Freedom K Income	**	3,844,659
*	Fidelity Investments	Fidelity Small Cap Discovery	**	13,423,153
*	Fidelity Investments	Fidelity Freedom K 2005	**	1,497,647
*	Fidelity Investments	Fidelity Freedom K 2010	**	3,586,841
*	Fidelity Investments	Fidelity Freedom K 2016	**	10,262,159
*	Fidelity Investments	Fidelity Freedom K 2020	**	23,094,420
*	Fidelity Investments	Fidelity Freedom K 2025	**	23,055,188
*	Fidelity Investments	Fidelity Freedom K 2030	**	39,182,842
*	Fidelity Investments	Fidelity Freedom K 2035	**	25,314,787
*	Fidelity Investments	Fidelity Freedom K 2040	**	34,142,303
*	Fidelity Investments	Fidelity Freedom K 2045	**	16,469,222
*	Fidelity Investments	Fidelity Freedom K 2050	**	21,226,804
*	Fidelity Investments	Fidelity Freedom K 2055	**	10,746,839
*	Fidelity Investments	Fidelity Freedom K 2060	**	3,554,311
*	Fidelity Investments	Fidelity Spartan Extended	**	3,128,249
*	Fidelity Investments	Fidelity Spartan International	**	7,101,683
*	Fidelity Investments	Fidelity Diversified International K	**	19,046,276
*	Fidelity Investments	Fidelity Select Growth K	**	81,311,200
*	Fidelity Investments	Fidelity Low Priced Stock K	**	21,106,695
*	Fidelity Investments	Fidelity Government Market	**	49,001
	Vanguard	Vanguard Institutional Index	**	23,515,027
	Vanguard	Vanguard Total Bond Market Index Adm	**	4,471,798
	Carillon Eagle	Carillion Eagle Mid Cap Growth R5	**	32,506,863
	Metropolitan West	MetWest Total Return Bond I	**	21,281,096
	JPMorgan	JPMorgan Mid Cap Value R5	**	7,290,491
	Goldman Sachs	GS Small Cap Value Instl	**	6,105,803
	Invesco	Invs Developing Markets R6	**	3,233,447
	American Beacon	ABF LG Cap Val Inst	**	38,806,452

		Total mutual funds and common stock		529,812,166
	Wells Fargo Bank N.A.	Stable Return Fund F	**	38,711,107

		Total collective trusts		38,711,107
*	Notes receivable	Interest Rate 4.25%-5.25%	**	26,808,495

		Total		$ 595,331,768

* - Party-in-interest

** - No cost information is provided since all investments are participant directed.

11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clayton Homes, Inc. 401(k) Retirement Plan

Date: June 20, 2018	By:	/s/ Amber Krupacs
Amber Krupacs, Chief Financial Officer – Clayton Homes, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm